

Mail Stop 3233

April 7, 2017

Via E-Mail
Brian Dally
President and Chief Executive Officer
Groundfloor Finance Inc.
75 Fifth Street, NW, Suite 2170
Atlanta, GA 30308

> **Re: Groundfloor Real Estate 1, LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed March 14, 2017**
> **File No. 024-10671**

Dear Mr. Dally:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2017 letter.

Management Discussion and Analysis

LRO Program

Status of LRO Offerings and Loan Originations, page 83

1. Please confirm that in future filings you will aggregate and present the information presented in the tables on pages 84 and 85 by each separate issuer of LROs.

<u>Project Summaries, page PS-1</u>

2. For each project summary, please update your disclosure under "SEC Filing Information" to reference the appropriate date of your offering circular.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Benji Jones
Smith Anderson, LLP